Exhibit (a)(5)(E)

Corrected Transcript

13-Feb-2014

Imerys SA (NK.FR)

Q4 2013 Earnings Call

Total Pages: 19
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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

CORPORATE PARTICIPANTS

Gilles Michel

Chairman & Chief Executive Officer, Imerys SA

Michel Delville

Chief Financial Officer, Imerys SA

OTHER PARTICIPANTS

Eric A. Lemarié	Arnaud Palliez
Analyst, Aurel BGC SAS	Analyst, Raymond James Euro Equities SAS

Josep Pujal	Pierre Bosset
Analyst, Kepler Capital Markets SA	Analyst, HSBC Bank Plc (France)

Jean-Christophe Lefèvre-Moulenq
Analyst, CM-CIC Securities SA

MANAGEMENT DISCUSSION SECTION

Gilles Michel

Chairman & Chief Executive Officer, Imerys SA

Ladies and gentlemen, good evening. Thank you for coming to join us this evening. The good news is that this is the second time we’re meeting this week, but there will not be three times this week. We’re going to be presenting to you our results for 2013 in the company of Michel Delville, who is the Financial Director, the CFO. This has been reviewed and approved by the Board of Directors this morning, and we have published our press release this evening after the closure of the stock market – closing of the stock market. I think you have it, hope you have at least had knowledge of it.

Now let’s get into the details of these results. Under the usual three parts, we’re going to be reviewing the salient events in the economy of 2013, examining our financial results. And lastly, a bit more substantial portion than usual on recent events and perspective and forecast. And we’ll be talking about some things that we talked about yesterday that we are launching now.

2013 was basically a new year of solid results, robust results, and an environment which is getting slightly better little by little that’s enabled us to reach our financial objectives. And additionally, we’ve continued developing our plan for 2012 to 2016. The environment was changing over the year and it was a quite different from one region to another.

In North America, the environment was quite strong. In the emerging nations, growth slowed down slightly, but it was still a growth; a bit more moderate than previously. And in Europe, we’ve observed a gradual stabilization of the economic environment in the second half here as we will see looking at the figures in a few minutes.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Depending on the business line, our second semester activity was basically the same level as the previous years whereas the first half year was declining. The other important aspect of the economy is the increase in the value of euro as compared to other currencies, amongst the – there is also the yen, dollar, South African rand with a particular effect, a very strong effect in the second half year.

And Imerys, due to this, are presenting results that I can qualify as robust with a net current forecast that we’ve honored. We thought in July that we would be able to have a net result in the same order as the proceeding year and it’s even higher than that. It’s a bit 2% higher than 2012 with an operating margin that is up by 3 points, 0.3 points at 12.9%. We have also managed to have a significant amount of cash flow generation, more than €300 million. And we’ve continued our development plan for 2012-2016 and we’ve also increased the share of new products in our sales. Contributing to sales in 2013, it was €330 million, and which enables me to say that the target that I had spoken about as €700 million by 2016 is still maintained.

We have reinforced our industrial support structures in minerals for oil exploration with the acquisition of the plant, currently under construction which used to belong to PyraMax Ceramics. We have also moved out into new geographies with two small acquisitions in monolithic refractories and we’ve also commissioned several new plants, one is in Brazil and the other is in Bahrain. And we’ve also changed our shareholding structure by spinning off our Structure bricks activities that was finalized after the summer 2013, and we have a project to shutdown for various reasons, the Ardoisières d’Angers. And we’ll be selling four production sites of calcium carbonate for paper to Swiss Omya and this was just signed. We just closed on that.

So those are the main salient events for 2013. And you can see in the various indicators on the next page the results of that. So, these are the key indicators and sales were down by 4.8% standing at €3.698 billion, but like-for-like net income from current operations was up 1.2%.

There’s a lot of currency exchange effects and scope perfects. So the current operating margin stands at 12.9%, that’s up 0.3 points. This is due to the effect of a better environment in terms of the volumes in the second half, but fundamentally this is basically the positive impact of the cost reduction efforts we have made throughout the whole year. The objective of €304 million is a bit more than last year, €301 million. Now, the emerging nations represents still in terms of revenue a little bit more than one quarter of our sales and the new products that contribute to our sales to the tune of 9% in 2013.

And lastly, I talked about the higher current free operating cash flow and this confirms the financial solidity, robustness of the group which has enabled us to self finance our development within net financial debt which was stable standing at €885 million as compared to last year, it stood at €875 million. And we have even implemented a very significant investment program targeting growth and we have also made a very strong, a very significant acquisition of PyraMax and a few other smaller ones and these are all financed, all financed, self-financed with a stable debt.

Now what about the macroeconomic indicators, let’s have a look at these very briefly. Some, we’re used to looking at every year, these areas in which we work. Let’s start with the manufacturing indices. We can see very clearly that there is a slight improvement towards the end of 2013 in terms of industrial production in Europe, and I think that this is perceptible as we’ll see in just a few minutes. In the U.S., they have continued to their recovery in growth and China as well. In terms of the various sectors, steel production which is an important indicator for some of our businesses, we can see that globally – and this is the bottom of page 6, you can see that globally this was negative production of steel in Europe and in the U.S. as compared to the previous year. However, when you look at the production in the second half year compared to the first half year, it is positive with a significant improvement of 2% in the European Union and also in North America and both.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Looking at a few other market indicators of relevance, I’m talking about writing paper production and quarterly printing, the results are well known. There’s a slight decline in 2013 worldwide. It’s around zero worldwide, sometimes a bit more, sometimes a bit less. Now it’s minus 1.3%. Now mature countries are – have a stronger decline standing at minus 3.3% and the emerging countries are a bit higher, plus 1.2%. Now, that’s all for printing and writing paper.

Now, single-family housing starts in France, this is interesting and quite useful to have a look at because it governs part of our businesses in building materials and basically we only have roofing – roof tiling in this sector. And for this reason, the curve of new housing starts, single-family housing starts only reflects one part of our market and this is actually the smallest part of our market. In reality it’s only one-third of the housing starts, roofing activity.

So the new housing starts in France was down, minus 5.7%, and it’s in fact down a bit more because new housing starts – I’m sorry, the building permits, which are upstream of the housing starts are down by 10%; a bit more than that. And sales of individual homes, which are above that, they’ve actually gone down even more than that. So we know that the new housing market in France is declining, it’s in a very bad phase. This is confirmed to this being said, it’s a third of our activity. The other two-thirds in terms of renovation are growing actually and they’re holding up very well, and these are cyclical activities and they’re doing much better in 2013. In the U.S., it’s the opposite trend. We’ve seen a recovery over the last three years, which has been confirmed at more significant levels in building supply in the U.S.

So much for the contextual items I wanted to share with you. Now let’s move on and have a look at and analyze the changes in our sales figures and then our operating margin. The sales, as I said, revenue is down in 2013 by 4.8% on a current basis standing at €3.697 billion. Now there are two negative effects in play here. First of all, there’s a very significant effect as you can see in currency exchange of €115 million on sales. We’ll see whether it’s very different when you start talking about the operating results, but there’s €115 million negative effect on sales with most of that being board in the second half year. There’s a negative effect that is a scope-related effect linked to spinning off Imerys Structure, which was partially compensated for by the other acquisitions which we made. And so, the result of that is €21 million or 0.5% in our sales.

Other than these two effects and constant exchange rate, our sales were down by 1.3% only. It went down, but I would say that it’s basically stable, with a fairly clear difference between the first and second half year as sales increased in the second half year by 1.5%. I’m going to say this time and again because that’s the reality of our activity. You should never lose sight of the fact that when you’re talking about the second half year as compared to the first half year of 2012, 2012 it was a real very low figures, especially in France but not only in France. So the basis of comparison is from that point of view, favorable, because – but nonetheless, it is a significant improvement in our activity and volumes in the second half year have increased by 0.6% as compared to last year, where they had gone down in the first year by 5.3%. So you can see there is a real something in movement. There’s a significant trend.

We communicated on this and we thought that we would be seeing this in the third, but in fact it was in the fourth. So the price mix effect is positive and once again, we’re back to positive in 2013 standing at 1.2%, standing at €46 million, and it is now in each of our branches of activities. This is a very important point.

Now, let’s talk about operating margin on page 9. This stands at €477 million as compared to €488 million last year and the margin rate of 12.9%, so the unfavorable and negative effects are of two types – or three types. First of all, there is a scope effect but which has a very slight effect. It’s only 1.6% negative and the total result of that. Exchange rates was quite well contained standing at minus 3.4% and that amounts to €115 million. And that’s because we are benefiting from the devaluation of a certain number of currencies and the improvement of our total position in countries where we [ph] produce (13:52) and export to, and notably with respect to Brazil.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

And obviously, there’s a volume effect which is significant standing at €52 million. The €52 million are negative, minus €52 million throughout the whole year. There’s a volume effect on the impacts in the business volume in current operating results, stands at minus 3.6% in the first half year and plus 1.7% in the second half year. And here you can see there’s a very clear change. And the operating – current operating result benefits from a positive impact of €27.5 million in net savings and fixed expenditures and general overhead. We’ve communicated on this throughout the year. This was the purpose of very many action plans that have been implemented due to the rationalization of our industrial tools, with occasional one-off operations that were done. We spun off some activities, for example, in Venezuela.

We had announced the shutdown of two activities and recentering, refocusing on some activities in China, and obviously savings as a significant nature in operating expenditures, overheads, and fixed expenditures for net – plus a positive effect of €27.5 million impacting our operating result. And it is important to say that this is a net result. This figure covers the savings that were greater in all businesses. And there is a contribution or an increase in price and fixed expenses in our new businesses, i.e. minerals for oil exploration, which the proppant sector, which we have ramped up in 2013. So we have an industrial plan and a general organizational plan to implement various distribution circuits, sales circuits and so forth.

So this figure of €27 million is a net figure and we have also – but we’ll get back to this a bit. We’ve also increased our R&D and innovation expenses. So this figure covers a lot of different points. So, what’s the differential between the increase in our fixed expenditures and variable expenditures and the – on the contrary, the improvement in our prices, the increase in our prices? The net difference and we are very attentive to this difference, we want the impact on the current operating results and the price mix has to be greater than the impact of the increase in the fixed expenditures. And here you can see it’s €37 million variable minus for a net amount that is positive once again this year. So these are the figures with respect to the operating margin.

And now I’m going to be a bit cursive in the next part, because I want to save a little bit of time for the financial results and to talk about the AMCOL operation that was announced yesterday. So I’m going to move rather quickly through the details of each of the branches, and I invite you to refer to the texts or to question me later on if you don’t have enough information.

For Energy and Specialties that covers calcium carbonate and monolithic refractories, graphite and carbon and new businesses for oil field solutions. And this is a branch which stands at €1.3 billion, highly contrasted results depending on the sector and the geography with basically an impact on businesses and industry, refractories and graphites as mainly a negative in the first half year. And carbonates are holding up well, especially surfing on the improvement in the market in the U.S. in consumer and construction with a – and a very gradual starting of our sales for oil exports, for oil field solutions.

Looking now at the financial results for this business group on this transparency, as you can see both the sales and the margin rate; sales are down by 3.1% with a very adverse forex effect because good part of our exposure is in the U.S. And a positive effect, on the other hand, with €11 million due to the scope and due to acquisitions we made in the area of monolithic refractories. On a like-for-like basis, it’s a stable business at 0.6%. It reflects these mixed pictures that I’ve just pointed out.

Looking now at small square that shows you the trend of revenue on a like-for-like basis by half year, you can see clearly here that the business turned out to be negative with the revenue in the first half minus 3.4% and positive, so it changed at plus 4.7%. The operating margin, on the other hand, held up quite well at 10.4%. And it takes onboard the negative effect of the cost of the commissioning of the new business for the oilfield, which the oilfield is now by the way – is ramping up quite significantly not only in the plant that we’ve invested in, but also the one we acquired and completed in 2013, and that business will be contributing fully from this year.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Now performance of Filtration, €1.1 billion, that’s 30% of our revenues with Kaolins on the one hand mainly but not exclusively for the paper business. And the performance minerals and where you find [indiscernible] (20:16) for those who know them very well, and also Talc, which is the recent acquisition of the group. It is quite exposed to the U.S. market, and that is a positive market because the U.S. turned out to be quite robust. And this business group benefited from the briskness of a number of these business lines, notably the one of the Talc.

Looking at the results of that business group page 14 now, with revenues amounting – or down by 1.2% and on a like-for-like basis are down by 0.6%. This is the effect of the lower paper market on the volumes of Kaolin, which counter balances roughly speaking the volume increases on performance minerals to sum it up in a way. Now the most notable effect of this picture is the improvement of our operating margin, which is now at 14.1% which is actually the outcome of very solid performance across all these business lines, especially coming from the Talc and also due to the Filtration business.

Now the materials for ceramics at €700 million, with building materials on the one hand included such as tiles and minerals for ceramics on the other hand.

In France, in regard to building materials to context, so downward trend in the new market, not totally offset by renovation holding up. But above all, we saw an improvement relative to last year including in the French construction business in the second half.

Now minerals for ceramics, which are serving traditional markets like ceramics for sanitary and tilings and some technical ceramics, in terms of revenues and in terms of markets, are quite resilient. Thanks to the geographic diversification which is at the good pace, and thanks to non-traditional growth such as technical ceramics.

Page 16 now shows the results for that business group, which obviously in revenue terms, the decline is due to the scope effect. This is why you see the impact of the disposal of Imerys Structure, which is effective in our accounts in May last year. On a like-for-like basis, actually the business turned out to be steady and it’s quite noteworthy given the underlying markets. The operating current result and the margin rate is up by 1.4 points to reach 22.8%. And that’s a result of quite remarkable fact as I have mentioned this again and again, and the management of it was very proactive in reality regarding costs. And the positioning of products helped that business line to maintain a very positive and significant contribution, despite an adverse environment which hasn’t been very good for the past two to three years.

Now, High Resistance Minerals was about €650 million in revenue with two business lines. The fused minerals for abrasives and partly for refractories; and the refractory minerals itself, it is in this business group that we have the full effect of the slowdown of industrial markets in the second half, certainly in part of the second half for some of those markets. The level of business was a bit firmer in the fourth quarter. However, the first three quarters overall were quite difficult. And demand in this particular business group, while we’ve seen with the fused zirco [fused zirconium] and particularly we’re in China, which serves mainly refractory markets, this is a business line where demand in China turned out to be quite mixed for most of the year.

The result is the one you see on page 18 now with revenues down by 12% on current value and was down by 8.6% on a comparable basis. That’s the effect as pointed out, which is due to the sharp decline in demand and the current operating result is also down at €70 million. And in reality against this background we launched during the year, some saving schemes quite significant to restructure also a number of industrial operations. We shutdown two fused mineral plants in China and launched – we stopped or shutdown our business in Venezuela. We reorganized, reshuffled in a way and stopped the business of refractory sites in South Africa.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

So those steps have been launched are even in place, but against a very difficult environment you can see the impact of this on the margin rate for the year as a whole. These are the factors I wanted to share with you.

In regard to the main financials on the revenues and the economic environment, I’ll turn it over to Michel for more specifics on the financial structure before wrapping it up regarding mainly our recent events.

Michel Delville

Chief Financial Officer, Imerys SA

Thank you, Gilles, and good evening. Well, let’s start with our financial results. My comment will be bearing mainly upon 2013, but bear in mind that 2012 is a result that has been restated to take into account the new accounting with IAS 19.

In regard to pensions, what you see here on the first item you see a decline of the net interest expense, €46 million compared to €57 million last year. That decrease of the interest expense stems on the one hand from lower interest rates, and due to the fact as well that part of our debt is now on a floating basis or variable basis while it was – nearly fully fixed or set in 2012 and to a lesser extent, the average debt is down also. Notice a near stability of the interest expense on pensions, that’s lines two and three. And a positive effect on the other hand due to currency, which was favorable at plus €7 million with a current financial result improving at minus €52.7 million compared to minus €69 million last year.

Now the P&L or operating income, you see the current one at €477 million and the current financial expense minus €52 million and current income tax amounts to €118 million. So the expense represents 27.8% income tax. It remains stable compared to what we had in the previous year 2012. By the way in 2013, the effect of the new tax contributions was offset by the geographic mix of the businesses and the results in the various countries where we operate. So the net current income is slightly up by 1.2% at €304 million in 2013. It was at €300.7 million in the previous year.

So Imerys, therefore, has hit the goal published at half year. We had said then that throughout 2013, we were hoping to obtain current net income close to 2012. Well, we topped it slightly. The other income and expenses are minus €62 million. That’s the other operating income and expenses in net front. These expenses represent €80 million before tax and require a few comments though. Four factors to account for the trend of these expenses, which seem more substantial relative to 2012, first of all, expenses related to the restructurings undertaken during the period. We had to adjust to the deterioration of the economic environment in a number of markets. And these expenses represent €47 million before tax. These restructurings took place for building materials in France, fused minerals in China. We had to restructure the Kaolin and Carbonate businesses linked to paper and those for refractories, minerals for ceramics in the U.S., et cetera.

The second factor changes in provisions, which are related mainly to industrial asset depreciation at minus – at €32 million before tax. This is mainly involving Venezuela and Ardoisières d’Angers, following the disposal projects for these two businesses. By the way, we launched on November 25 these disclosures, the spinoff due to lower quality and also the – and by the way, that deposit and we had about €13 million in revenue with losses amounting to nearly €4 million in 2013.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Third element, the result of our disposals essentially due to income from the disposal of our bricks and also acquisition and divestment and other expenses – with the other operating expenses, taking into account these four factors the net results group share at €242 million in 2013 for €291 million in 2012.

Now the cash flow factors, you can see here the current fee operating cash flow is at €306 million, so up relative to the previous year. The first element is the working capital. Operating working capital requirement is down by €32 million during the year and indeed the capital expenditure stable over €252 million and then financial income and other working capital requirement items essentially here. This is due to the cash or due to labor cost and tax expenses so the current free cash flow then amounts to €288 million.

Now the operating working capital, this is something we’re keeping a close eye on. We try to improve it and it’s improved in 2013. On the right hand side of the picture, it’s blue. We are at €779 million. What is key here are the ratios and you can see, we are down by one point with an improvement in particular on the way we manage our inventories. And by the way, excluding factory and we always keep a close eye on that, we are up by two points at 22.3% against 24.5% in 2012.

The rise of the free operating cash flow should be further, and this could be because we continued to invest as you see at the top of this picture where we prioritize development, capital expenditure. And the blue part corresponds to the capital expenditure. The gray and purple one is related to maintenance and to overburden. Nearly half of our CapEx was dedicated to the potential growth of the group in blue and the difference I have just mentioned, which leads me to showing you few pictures of our recent, most noteworthy investments on the top left hand side.

You’d see the proppant plant in Wrens, U.S., which should help us move from 200,000 tons to over 300,000 tons by 2015. In Brazil on the left hand side, it’s a lime plant in the Minas Geiras state where we can leverage reserves we have in Brazil and helps us serve local demand on the top right hand side. The Willebroek plant in Belgium, where we doubled the capacity of carbonate black which is used mainly for lithium batteries, and the Fused Alumina plant in Bahrain as part of the joint venture signed in the 2011. These plants have just been completed and have been commissioned at the end of – recently will be a ramping up and will contribute to our sales, our revenues in 2014 and should be up and running in 2015 and fully.

So now research and development very quickly, just to say that the expenses in innovation and research reached nearly €60 million up by 7% and they represent today 1.5% of revenue generated in 2013. 30 patents were filed this year and 60 new products were launched in 2013, and the share of products that we created in the past few years represent over €300 million today and Gilles has mentioned that all of this bears all the fact the innovation potential that we have in this group.

Let’s move on now to the financial situation. First of all the debt trend in 2013, you can see here on this picture when you compare the period of 2012 on the left and the 2013 on the right end of December the debt remains stable with €10 million. And you can see here that the free cash flow, current one, and the income from the disposals enabled us to finance our acquisitions within particularly PyraMax for proppants and two other acquisitions of smaller size in regard to monolithic refractories in Japan and Indonesia, and also the dividends that were paid out.

So the group’s development was self funded over the period and I’ll come back to this in a few seconds. When we look at this over three years, it’s even more striking. First of all, let me share with you the financial flexibility of the group that we showed up. As you know, thanks to the bonds that were issued in November with €300 million, which came along with a coupon of 2.5% on a yearly basis. We also extended the average maturity of the debt not only with this issue of bonds, but by working on the maturity of bilateral lines, the blue bars on this graph. All in all at the end of December 2013, the financial resources are at €2.5 billion and €1.4 billion in available financial resources, unused within average maturity at nearly four years.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

I think such financial flexibility is key as part of what we mentioned yesterday of the transaction. When you look at the financial ratios on page 29, notice that these ratios at the end of the December on the right hand side with the gearing at 39% and then the net debt over ETBIDA at 1.4x is very solid. Notice also that if you take a look at the debt level at the end of 2006, we’re nearly at the same level compared to the end of December 2013. What happened in the meantime? Well, we acquired and funded in the meantime, [indiscernible] (37:51) at €230 million with PyraMax at $235 million here. Also, we paid out over that period over €350 million in dividends and invested nearly €750 million in cap extension. So the ability for generating cash flow helps us, even despite all this development helps us have very solid ratios.

You’ll see on the financial situation has enabled us to finance our own development. The project we launched yesterday will have an impact, but we’re talking about roughly €1.2 billion but this is totally compatible with our financial structure and our robustness. When we look closely at the pro forma figures as they appear after the acquisition, we will with the gearing of roughly 90% as you recall, our covenant actually is for 150% and we’re much lower than that. And the net debt ratio to EBITDA will be lower than 3x and more likely to be at 2.7x at least at the beginning and for a full year, with covenants at 3.75x and limited to two bond issues that we did a few years ago outside of France.

That’s what I wanted to say about the financial structure and I’m obviously available to any questions you may have in a few minutes here.

Gilles Michel

Chairman & Chief Executive Officer, Imerys SA

Thank you, Michel. Let’s move on to the proposal that the board has reviewed this morning and the proposal that will be made to our board of our shareholders’ meeting. The board has suggested that we have a dividend at €1.60 per share and it was €1.55 last year, so this is an increase in 3.2% comparable to last year, a bit higher than the increase in the net current result which will represent a distribution of 40% of the net current results. 40% is a high end that we were targeting where we typically, we wanted to be in that high part and this will mean that we’ll be distributing an amount of €122 million that will be starting on the 13th of May. The point that is of importance in this decision is that this is really a testimony to the renewed trust that the Board of Directors has shown in our company in its ability to generate dividends for now and for the future.

Let’s conclude with the recent event and we have had several of these. The first of those, I’d like to get back to the operation that with the transaction we made and closed on the 30th of January, having to do with the spin-off of four industrial sites and production sites for calcium carbonate that we sold to Omya. You recall perhaps that we had announced the principal of that operation on the 3rd of September last, which was subjected to additional studies and the signing of a contract with a buyer under a certain number of conditions. This sale has now been concluded. We sold these four plants. Now these are plants for paper to paper market and the paper market in mature countries such as France, Sweden, Italy, and the U.S.

Now this divestiture will be effective as of the 31st of January 2014, if I’m not mistaken. Ultimately, the principal is going to enable us in a market environment that is difficult in the paper market, especially in mature countries. And so far as we are concerned, we’ll be able to rebalance our activity portfolio in calcium carbonate and move that more towards applications where there are growth segments.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Not everything is declining in calcium carbonate. The emergings are not declining, whether it’s paper or not. There are other segments and there are also high performance in minerals that are not declining either. And in this we way we can focus our resources, which is exactly what we are doing by investing in particular and by committing to innovation programs in calcium carbonate. And we should be carried along by the demand in some segments such as in the U.S. And for the sites in question which have joined the Omya company, this is a company that has a market position that is solid and this will enable them to better optimize their customer service in the environment that I just described. So much for that transaction.

The second event of note we announced yesterday and it was our friendly takeover bid for AMCOL. I’m not going to give the presentation I gave yesterday, but I just want to pick up the main points. The first point is the reasons for which this offer is attractive. Once we’ve gone over that AMCOL is a company that has roughly $1 billion in sales with an EBITDA of 15%, 14% and a stock market capitalization of more than $1 billion; so the first item of note is the biggest – they have 800 staff in the U.S. and AMCOL is the world leader in bentonite.

Bentonite is a very major industrial mineral, in which we are not present as a group, are marginally present for a very small portion in South Africa; a very important industrial mineral that has physical properties of great interest and chemical and physical properties that make it extremely attractive and useful and relevant in many applications in industry. And this is the leader in bentonite that actually holds the major reserves of bentonite not only big in terms of quantity but also in terms of quality. Very, very strong position in bentonite in Wyoming, the State of Wyoming, which is a very high quality bentonite, which may be used for high added value industrial applications and that’s what AMCOL is.

Now this is company whose business is similar to ours, if I can put it that way. And the design their conception of business is similar to ours as well and this is founded on the idea of functionality, additional functionality being provided to customers for a cost to the customer, which is low making sure that we are contributing value to those clients and a significant variety of sectors of applications with a presence that was diversified beyond the U.S., thanks to this company. This company as well has exhibited considerable growth over some time, mainly organic growth.

It’s a company that is very dynamic, very entrepreneurial, turned towards innovation which suits us down to the ground. AMCOL is a company – they’re joining the group of growth profile by the very nature of the markets that they’ve served, and the growth they’ve exhibited. And by its geographical presence which is 60% in the U.S., it seems us to be – that this is extremely relevant. The type of acquisition is relevant in the U.S. given the changes in the economic cycle over there, and it’s also a position that they’ve developed in Asia particularly in China with 20% globally of their sales derived from China – development in their automobile markets in that country.

So ultimately, the last significant point of interest about that company is that we see a real potential for synergy of a significant nature, synergies enabling us to develop new sales, cross-selling in new sectors, new applications, new geographical areas. This is a company with whom we’ll be able to optimize. With a broader, more sweeping effect, we can better optimize costs. And this is a company that should also be able to enable optimization of the management of our cash flow whether it be in cash flow requirements and working capital requirements or other. So I can’t give the details yet today because this is not the right time, but I do want to say that there is an agreement and this is a very strong contributing factor to the credibility of the operation globally. So this operation, if it does occur, would be an operation that would fit totally with the strategy that we announced in 2012-2016.

We announced this two years ago. We have started to implement this strategy and I think we can see in the results that were presented today, that is – we’re on the way there. Thanks to the geographical extension by the product mix and also through external growth in selective external growth and targeted acquisitions. This is a company

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

that if they do join us, we’ll have a very strong combined effect and we should be one of the major leader in industrial minerals with a huge growth potential. A group with a better presence in the U.S. and a group with more innovations and a group that will, thus, be able with these acquisitions also create more value for their shareholders.

The second aspect that I wanted to underline, the second series of elements I wanted to underline. As you recall, the characteristics of the transaction itself, this an offer, a buy offer, a friendly offer for the value of shares of AMCOL of $41 per share, which is compared to the average of 30 days is a premium of roughly 20% a bit more compared to the last three months, which the valuation would be for us at $1.6 billion and we would be recovering some of their debt. So the funding of the transaction would be funded by debt and the financial resources are already secured. There would be an impact on the financial level for the group as well as the strategic and business plan, but this impact in terms of the group can be supported by the group with the pro forma you’d have a debt level of the group still standing at €2 billion, not dollars, yes. €2 billion with a gearing of 90%, which within our banking covenants, this should enable us and I’m confident about that, to maintain an investment grade reading which is very important these days. And lastly, from the financial plan starting in 2015 because that will be the first full year, I’m not really sure how the date of the transaction so that’s why it’s hard to talk about other dates than 2015. And even by 2015, they would be contributing to the net result per share.

In terms of processes, the transaction was approved by the Board of Directors of Imerys on Monday. They unanimously approved I may add and the offer was then presented to the AMCOL board, which you proved it on Tuesday, also unanimously which is important. It was announced yesterday, and we will be submitting the offer technically for the purchase of the shares for next week. Obviously, Monday is a holiday in the U.S., so that’s what I wanted to you talk to you about. This is major event for us and it’s a wonderful perspective. It is the most dominant perspective for 2014 for our group.

I’m now on page 35. Above and beyond this operation which is central. In terms of our perspectives, what do we see looking forward? And the experience of this several past years have shown that you need to be circumspect in making forecast in the beginning of the year, because the world is volatile and this is a major factor in the world today. This being said, I think we can share the idea that basically the beginning of 2014 is going, in terms of our economic activity, the trend is really continuing on with what we’ve been observing over the last three months at the end of the 2013 with the significant stabilization of our level of activity in Europe, and an environment which is a very strong environment in the US.

In addition, in 2014 we will start feeling the impact on the contribution to sales and to the profit of the new production capacity we installed, we have rolled out in Bahrain, Belgium and for carbon in Brazil and obviously PyraMax the new plant – proppant plant that will contribute as well starting as early as 2014 to our results. And also, thanks to these new financial resources that have been reinforced.

Thanks to the generation of working capital, which is a characteristic of Imerys that we will use, we will continue to encourage. We will continue our strategy, which will obviously involve new growth investments whether it be innovation R&D whether it be in investments, should they be attractive and which will enable us gradually to evolve our product offering to broaden our product range and to increase our exposure to markets and new products.

And that lastly, and this will be last word, that we will be doing that as always with great financial discipline, great operational discipline and in particular, with a rigorous management of our costs and rigorous management of our cash flow.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

That’s what we wanted to share with you today and we’re certainly available should you have any questions. Thank you.

QUESTION AND ANSWER SECTION

Eric A. Lemarié Analyst, Aurel BGC SAS	Q

Eric Lemarié of Aurel BGC. Thank you. I have two questions. In fact, the first of which has to do with the solutions branch for solutions for energy. I wanted to know, what would the impact be of the ramping up of your proppant activity in the U.S. on the operating margin of that branch? That’s the first question. And the second question in the High Resistance Mineral business group, what about the operating margin in the second half year in 2013? And the third question has to do with AMCOL and your ratings, the investment grade ratings you talked about yesterday. Have you already talked about this with the ratings agencies about keeping that investment grade rating?

A

The impact on the operating margin in the business group managing solutions and basically the starting up of the proppant activity is a negative impact. That’s what I’d say. This is a negative impact that is limited to 2013, which is totally understandable. And it results, as I indicated several times, not only due to the commissioning of the plant the year before, but also the arrival of the mixed unit that we bought with PyraMax, which itself brought about a start up in commissioning situation with induced costs. And there is industrial requirements between these two plants, which have required structures of – and the involvement of, very strong involvement on part of dedicated teams which has an impact on the margins which explain the figures that you’ve seen. And I don’t anticipate, however, to have those expenditures in 2014. We’re expecting a positive contribution in that year.

The second question was, so ramping up proppants with the margin. It would have been stable without the proppants or whether I want to get into those details today? The other activities, as I think I said implicitly have done quite well. It’s been holding up well for those who were affected, for example, monolithic refractories. Given the downstream in the first half year, they were very dynamic. Thanks notably for the carbonate part in the U.S. and they held up well in graphites as well. So I’m not going to give the details of our results per activity, but I think that you understand the underlying current of what I’m saying.

So to your question, the low point, where we hit the low point in the High Resistance Minerals business group; my response would be depends fundamentally on the economic environment. But obviously, because the cause of the decline is very directly the result of that strong decline in volumes which required our restructuring and reorganizing in a very strong fashion. This has now been done. We are ready and willing to go, and so I think it’s been reconfigured the way it should have reconfigured. And the response to your question will depend really on whether Europe is really stabilized, whether it’s recovering. If this were to be the case, then we are well positioned and the low point would be behind us.

A

Let me take your question pertaining to our rating. By the way, just before that, I just want to make sure that you did understand what we said about the operating margin because it is improving, moving from 12.6% up to 12.9%.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

And if oilfield in 2013 is dilutive on this margin, especially in regard to our commissioning costs, we would be doing better with this later on very naturally and with noteworthy improvement in the second quarter. Now, the rating for such deal, it’s very meaningful for the group. And you can easily imagine that Moody’s, a ratings agency, is aware of this [indiscernible] (58:46) and we had a contact with them of course at this stage, what we can we say.

The information available to Moody’s are in the public domain. It’s difficult for them to have a firm opinion, an enlightened opinion. But for my part I would say that in this kind of situation, what they usually do, apparently if they issue a rating, it would be to say that we are under their watch because first of all the deal hasn’t been carried through and secondly, the information they have on hand is not yet fully official. On the other hand, AMCOL hasn’t published certified accounts and we are publishing today on our side. Once such information is made available then probably they will be analyzing these numbers. Maybe we might have some exchanges with them, but at first the pressure would be to lower the rating. We’re downgrading it because we are B2/A2. If we were to be downgraded by one notch, we would be B2/A3. That’s where we were two or three years ago, it wouldn’t be tragic. What is key for us is to remain in the investment grades we’re on and this is exactly what we think we can obtain without any concerns, which what we need to do is to confirm that offer and organize that acquisition and then we’ll carry out the usual analysis at the appropriate time. Jean-Christophe?

A

Josep P, first.

Josep Pujal Analyst, Kepler Capital Markets SA	Q

Josep Pujal, Kepler Cheuvreux. Three questions, the first one pertaining to the price cost. We can see that prices are flagging a bit in the fourth quarter, but it’s not too serious because cost remained quite wise and the delta is still in your favor.

I haven’t had enough time to precisely calculate for the fourth quarter, so that’s a comment for the full year. Has it remained that way and how do you see this year, the trend for these two variables? Do you believe that the environment, the inflationary environment will remain subdued? And by the same token, do you have any idea about the price trends?

I have two other questions, would like them now?

A

Yes. I want the full thing. Give it to me.

Josep Pujal Analyst, Kepler Capital Markets SA	Q

The second one regards AMCOL. I was not being able to listen to the conference call. You might have mentioned that. Could you remind us at this stage what is the exceptional negative element in 2013. What does it amount to?

And also I looked at one of their presentations I noted that the margin of the building division and technology division has been down for the past four years. Can you give us some explanation on this and how do you see the future?

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

And my third question relates to the emerging countries. When you showed the last slide you talked about Europe, the U.S. but no comment on the emerging countries. What’s the outlook there in your opinion?

A

On the price cost front, that’s the price cost cut off. Again, this is quite key in the way we manage our business lines and how we see the trend of our businesses. Basically we are – we really want to stick to situation where we wouldn’t be overtaken. I mean the impact on the operating result of the mix, the mix is very key. It’s about innovation when it exceeds the impact, the negative impact of the cost strengths.

I know that this is something that I repeat again and again. Well, it’s the central part of our model, of the business model that we have selected. And secondly, what is key is that the difference – that difference be positive in our favor. But the components will vary a lot depending on the environment when you look – I don’t have the picture here, but even on those small brochures, when you look at the history, you see that things have been very different in 2008 compared to what we have to do. What matters is the net difference.

We are not in an environment, which is disconnected when from reality when we manage. I have in mind here the sales people who manage prices. We look at the expectations of the customers, the markets, competition. What is key here is the net difference, which is in our favor this year. And with a net cost impact which is nearly intangible and a slower increase in prices which is normal in an environment which last year, I will not say it’s inflationary, it would create a controversy. I would say very subdued inflation.

So, it’s normal that our prices be aligned with the strength. What matters is that difference be in our favor.

And last comment on this. You were asking what are the trends for this year. Well, they’re similar. I don’t see today any breakaway on one side or on the other. It will certainly not be exactly the same but it’s very, very similar regarding AMCOL. I believe it’s not in my province. I will not comment the accounts of a company that I don’t had or own and that hasn’t published its definitive accounts. I will refer you to their communication and to their explanation therefore. Well, having said that, there are some exceptional events, which – and this is how our outlining this which is part of some revisions of some business positions that led them to restructure or do some write-offs. That’s exactly what they did, in which they did in 2012 and 2013. And this is what comes out of their accounts.

I will not go into the specifics, but regarding your other question which is what is my outlook for the building business? Actually the job we did, we did an intense job with them, with the due diligence aspects on the outlook for each one of these business lines. And this led us, I mean all three of them, and this resulted to the following conclusions that beyond the impacts that can be considered as realignments made in 2012 and 2013. The growth outlook for these business lines were attractive enough to warrant that we be interested in it and help us build a business model that make us feel confident about the fact that we can create value based on the usual Imerys criteria with this particular deal over, say, the next three years.

Sorry for not giving you any additional figures, it’s not the right moment. Since you were not part of the conference call, I had said that well, following the closing of the market with the investors and analysts, I showed – I will express my trajectory to tell you what is our vision about the growth course we expect and the profitability trajectory over the next three years in order to show why it will create value, and we will keep track of it very closely.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

And your last question was yes, it’s true. You’re right; we didn’t mention the emerging countries. And on this front, what – at one point in 2013 at the end of the first half, we entered into different mode for the countries where we are doing business mainly China, India, and Brazil. China with less growth, but with some growth even though it was tame; and with some profitability certainly in India and in Brazil and in Thailand, in Malaysia or in Indonesia, et cetera.

I don’t want to put down what we worshipped in the past. I mean emerging countries remain past growth driver for us and will continue to drive profitability. But to lesser extent, it will be necessary to be very selective and pay great attention with respect to the developments we can carry out. But we won’t stop doing any because there are still some opportunities lying there.

Jean-Christophe?

Jean-Christophe Lefèvre-Moulenq Analyst, CM-CIC Securities SA	Q

Thank you, Gilles. Two questions; firstly, regarding AMCOL, not the acquisition per say but the funding that will it be carried by the holding? Will you put that in the hands of the target? And second question regarding the margin, the operating margin trend that’s slide number 9. We can see there that one of the main improvement drivers in regard to profitability is to work with it on fixed cost and overhead. If we look at the margin over variable cost, it’s fairly stable. Where energy prices are down, would it be the transformation cost that would have prevented an improvement of that particular item? Thank you.

A

Firstly, regarding the debt aspect, our strategy consists in centralizing our debt at Imerys in France, therefore and then we finance thereafter our subsidiaries. I don’t think we will move away from this principal. We have a little bit of time certainly in front of us. We’ve secured the financing. In other words the target, if I may say, is reassured about our ability to fund that deal. It’s due on the one hand to the fact that we have available bilateral lines, and it’s due also to the fact that our funding is partially underwritten. So there’s some guarantee on that front that underwriting will be turned into a syndicated credit with a number of banks.

I see our – the use of our bankers, which are shattering. So following that syndicated credit, we will go to the markets again for the funding, but that can be done in different ways. We will not preempt now how we will go about this. On the face of it, we would be doing it in a centralized way and we’ll see how it shapes up. And it makes sense that part of our debt be in dollars as good part of 60% of our business of AMCOL generates flows in dollars, but we have some time ahead of us to do that. And to be honest, that underwriting or rather that syndicated credit, will last over a period of 18 months. So we have enough time, I mean we’ll be on a faster track to get the funding.

Now the second question, I’m not sure I understood your question on the operating margin. Sorry for that. We see an improvement at €37.7 million on the pricing mix. The fixed costs are dramatically better. The positive delta of €27.5 million, over what period? In 2013, however, floating variable costs and the margin variable cost hasn’t improved well. Energy costs have dropped. Look, we are flat variable costs in a way, have not budged in a way. Now amongst these elements there are a number of variable costs such as energy, transportation, cargo or chemicals used. Energy cost have not declined across the board. They have declined in the U.S.; they are up in the UK, in France and in general. We use a lot of power electricity. So here, there are a number of components which might be down. Others are on an upwards trend, this is balanced out all in all. I don’t think they are low across the board, though. That’s what I would say on this aspect.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Arnaud Palliez Analyst, Raymond James Euro Equities SAS	Q

Arnaud Palliez, Raymond James. Three questions in one go. The first one regards the trend of fixed cost. We’ve seen a reduction of over €27 million in 2013. Given the restructurings you kicked in, certainly there will be some benefits in terms of reduction in fixed cost this year. So what is the approximate number you have in mind in the phasing out from last year into this year?

Second question pertains to proppants. Can you give us the revenue in 2013 with these proppants? And with the AMCOL deal, what about your exposure to gas and the shale gas and oil, will it significantly grow or decrease? And lastly, regarding industrial, I mean CapEx – so there. As you reminded us, we saw new four new plants in 2013 that I don’t think you will keep up with that pace, should that be a dramatic decline of CapEx in 2014.

Gilles Michel Chairman & Chief Executive Officer, Imerys SA	A

I’ll take the last questions, and the first two will be for Michel. Does AMCOL increase our exposure to shale oil and gas? Actually there’s a division. One of the divisions is called services to energy, which represents about $300 million, 30% of that revenue and is about gas which is not shale gas, especially on the offshore front. Oilfield in which has been growing on the onshore in the past two years. So in reality, look at it from a different angle. With this acquisition, our exposure to the energy sector oilfield will significantly be ramped up with our offshore plans or unconventional oil and gas.

Now about CapEx, should we expect a significant decline in CapEx investments? I don’t think so, because we – basically the strategy that we are implementing is based on organic growth other than this type of unusual transaction. But organic growth through innovation and through new capacity building that is also a part of it. So we’ve opened up new units in 2013. We even actually launched in 2013 new projects. In 2014, apparently we will be launching one or two units, which will be starting up in 2015. They will be commissioned in 2015, so that’s it.

So the amount of investments as you will see vary probably, if everything goes according to plan. And we will obviously adjust it according to the economic environment, but we have decided to start some new CapEx development once again. So the global amount, as I say, will depend – will be limited. We can’t go much beyond – than we’ve done over the last few years by our own ability to finance and to do it. So we will be in the margin of variation represented by the figures of the last three years. Michel?

Michel Delville Chief Financial Officer, Imerys SA	A

The first question about fixed expenditures. First of all, I wanted to remind you that the restructuring costs that we incurred that we talked about earlier were, at least for the most part, already done in the first half year. So we already benefited in that first half year from a certain number of savings and restructuring or the costs of restructuring or depreciating of assets that took place in the first half of the year. We’re targeted – we talked about Ardoisières d’Angers. But you can see that as a decrease in – corresponding decrease in fixed expenditures in 2014, but however, you will probably – it’s going to depend and this is good news. If the economy kicks off again, if there is a recovery then obviously where you put some oil in the gears in the different production units, they’re not running at full capacity in 2013 but they could ramp back up in 2014. So I’m going to say today what the results will be of expenditures. The net is quite low because we had to staff the operation and we’ve had to do savings elsewhere. So net – on net terms we’re okay, so we’re trying to reduce expenditure where it makes sense to do so and still continue to develop elsewhere.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

And we are presenting the net amounts that will – which will represent the fruit of that very healthy and targeted management.

Now about the second question, it will be a shorter answer. The answer is €40 million.

Pierre Bosset Analyst, HSBC Bank Plc (France)	Q

Pierre Bosset from HSBC. I have three questions as well, because that’s what everybody does. First thing about – you talked about €330 million for new products and €40 million from proppants. Could you give us a little more details about the other products that have ramped up?

The second question, if you only get 50% of the capital is that a handicap? To the extent that you wanted to set up and if you wanted to merge your businesses and change management would the fact that you only have 50% would be a handicap?

And the third question is to have a view of appreciation on the level of inventory in your customers in Europe. Are the inventory levels still low in Europe, and do you anticipate reviewing that before there would be a recovery?

Gilles Michel Chairman & Chief Executive Officer, Imerys SA	A

The new products, I’m going to have a hard time giving you a catalog of those. So I’ll refer to our scientific and development director. If he wants to take over the mic, I’ll hand it over. I’d be happy to have him answer that.

But what I’d like to say before he does speak is that they’re widely well distributed, but since we kicked off the movement towards growth and seeking innovation to move towards growth for new products and many more of these in the last five years. So we wanted to implement throughout all of our divisions and our businesses in the group with the same approach, a very proactive approach by which each unit has objectives and at the same time they are organizing their work to help innovation along the same – it’s not the same research, but it’s the same process for innovation, which is being tracked, which is being steered very tightly as I can say it that way.

And by ourselves and by myself as well, once a year, we have a very close look at that. And the idea is to have a positive kind of pressure because there’s a lot of enthusiasm behind that pressure. It’s extremely motivating to come up with new applications in our markets and this is what is working, at work throughout our branches, our divisions, and we can see improvements and the flow of ideas being produced as a new flow of ideas in all of our businesses. Those are sort of the general comments, and Thierry will give you some more specific comments.

I’m going to disappoint you, but everybody contributes in fact. We have set up this indicator. Every quarter basically, units report back on what they’re selling that weren’t in their product line five years ago or five years ago. In percentage of sales and so forth, and everybody contributes to that, so we have a very strong contribution of performance products. We have even a contribution from Kaolins. We have a contribution obviously from graphite, with the whole adventure that’s going on in the modern batteries. Everybody contributed in their own way to that growth. Now what I have given to you, in the plastics area, the government is benefiting from that growth of minerals and plastics for vehicles linked to the lightening up of automobiles and [indiscernible] (01:23:00) has launched lots of products to facilitate this kind of work and they have benefited from that.

So, on every side, we have new products even in the roof tiles, we have new products that are very satisfying our customers extremely well. Sales are really, really up last year in 2012. I’m sorry, it was supposed to be a flat year, but we have a new type of tile that imitates the [ph] Bourguignon (01:23:33) type of tiling, so it’s a top seller. You

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

wanted to know more about the transaction for AMCOL. Our offering – our legal manager is here. Our offering for acquisition will be triggered if we obtain 50% plus one share. If we do obtain 50% plus one share, at that point, we have the right to buy all of the rest. So we won’t ever be in a situation of a listed company that where you’re a minority shareholders. This is important. If you don’t have 50%, we will not do it.

So there are no uncertainties about that given the way the operation has been organized and for the legal issues in the U.S. we will refer to our legal expert. This is a very important issue, and it also has to do with that we have a high debt affiliate in the U.S. that’s listed on the stock market, no. If the acquisition happens, we can centralize the debt. So the inventories are still low in our customers’ premises, especially in Europe.

Q

[indiscernible] (01:25:00) from Natixis. I have two questions. The first is a continuation of Arnaud’s question on cost reduction. What is the structural portion of cost reduction in 2013?

The second question has to do with your acquisition. I know you can’t talk about the possible areas of synergy, but do you envisage selling off as one business line or a sub-business line after the acquisition?

Gilles Michel Chairman & Chief Executive Officer, Imerys SA	A

Michel?

Michel Delville Chief Financial Officer, Imerys SA	A

It’s hard to answer that. What do you mean the restructural part, restructural portion? What we realize is that our rating when you talk about cost or variable, fixed or variable costs. It has to do with the circumstances. We’re talking about the nature of the costs. In reality, fixed expenditures become variable. In other words you adapt to a decrease in demand and you want to know if part of the savings will be permanent or will they come back. So this is always true. It’s something we have observed in the past. When you have a year such as this year, obviously you learn how to work differently and with less resources. So you optimize and you’re more effective. So we have programs, recurrent programs in our plants under the auspices of certain teams. They are working operationally. We try everywhere to reduce costs whether we do it on general overhead, we get organized it differently. There is always a structural portion. It’s hard to set a figure to that, it’s hard to put a figure to it. It’s obviously that we realize year after year that we are differently.

One important point when you look at the changes in the group volumes over the last few years we haven’t come back to the levels before the crisis in 2007 or 2008, but in terms of operating margin we are very close to 13% so there is price mix, okay, but there is at least 15% less volume. So if we reach that level of efficiency it’s because we made savings and they are there to stay. They are still there now. So it’s hard to put a figure to it. It’s difficult, but basically what matters is the operating margin and that’s how you judge everything. That’s the yardstick.

About your second question, I would say that we have had this year two spin-offs and in both cases because we had a diagnostic, the diagnosis was there was a better usage of our own resources in other segments of activity and the better backing in these other segments of activity with other industrial groups. So the sale was justified and now the assessment of our businesses, our intention is not to sell it off. That’s all I have to say.

.

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Imerys SA (NK.FR) Q4 2013 Earnings Call	Corrected Transcript 13-Feb-2014

Gilles Michel

Chairman & Chief Executive Officer, Imerys SA

If there are no further questions, I’d like to thank you for your attention and I’d like to wish you a wonderful evening. Thank you. And please join us for a cocktail one flight up.

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